UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

CARBON BLACK, INC.

(Name of Subject Company)

CALISTOGA MERGER CORP.

(Offeror)

(Names of Filing Persons)

VMWARE, INC.

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.001 per share

(Title of Class of Securities)

14081R103

(CUSIP Number of Class of Securities)

Patrick Gelsinger

Chief Executive Officer

VMware, Inc.

3401 Hillview Avenue

Palo Alto, CA

(650) 427-5000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Brandon C. Parris

Michael G. O’Bryan

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105-2482

(415) 268-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,102,212,897	$254,789***

*

Calculated solely for purposes of determining the filing fee. The transaction value was calculated by adding (a) 74,931,471 shares of issued and outstanding common stock, par value $0.001 per share (the “Shares”), of Carbon Black, Inc., a Delaware corporation (“Carbon Black”), multiplied by the offer price of $26.00 per Share and (b) 7,396,477 Shares issuable pursuant to outstanding vested options to acquire Shares from Carbon Black with an exercise price less than the offer price of $26.00 per share, multiplied by $20.82, which is the offer price of $26.00 per Share less the weighted-average exercise price for such options of $5.18 per Share.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for fiscal year 2019, effective October 1, 2018, by multiplying the transaction value by 0.0001212.

***	Previously paid.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $254,789	Filing Party: Calistoga Merger Corp. and VMware, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 6, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (“SEC”) on September 6, 2019, by Calistoga Merger Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of VMware, Inc. (“Parent”), a Delaware corporation. The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Carbon Black, Inc. (“Carbon Black”), at a price of $26.00 per Share, without interest, net to the seller in cash, and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated September 6, 2019 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”, a copy of which is attached as Exhibit (a)(1)(B), and which, together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, constitutes the “Offer”).

The information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference to the extent stated herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(R)	Sanjay Poonen Interview on CNBC.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)*	Offer to Purchase, dated September 6, 2019.

(a)(1)(B)*	Letter of Transmittal, dated September 6, 2019.

(a)(1)(C)*	Notice of Guaranteed Delivery, dated September 6, 2019.

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 6, 2019.

(a)(1)(E)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 6, 2019.

(a)(1)(F)*	Summary Advertisement, as published in the New York Times on September 6, 2019.

(a)(5)(A)	Press Release of VMware, Inc., dated August 22, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by VMware, Inc. on August 22, 2019).

(a)(5)(B)	Q&A, dated August 22, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(C)	Blog Post by VMware, Inc., dated August 22, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(D)	Blog Post by Dell Inc., dated August 22, 2019 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(E)	E-mails to employees, dated August 22, 2019 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(F)	Talking Points, distributed August 22, 2019 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(G)	Customer Presentation, dated August 22, 2019 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(H)	Earnings Conference Call Slides, dated August 22, 2019 ((incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(I)	Earnings Call Transcript, dated August 22, 2019 (incorporated by reference to Exhibit 99.8 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(J)	Carbon Black Town Hall Meeting Talking Points (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(K)	Social Media Posts (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by VMWare, Inc. on August 23, 2019).

(a)(5)(L)	Internal Blog to Dell Sales Community by Dell dated August 26, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 26, 2019).

(a)(5)(M)	Customer Communication (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 28, 2019).

(a)(5)(N)	Transcript of VMworld Strategy Session with VMware, Carbon Black and Pivotal Executives, August 28, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 29, 2019).

(a)(5)(O)	Supplemental Slides from VMworld Strategy Session with VMware, Carbon Black and Pivotal Executives, August 28, 2019 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by VMWare, Inc. on August 29, 2019).

(a)(5)(P)	Transcript of Dell, Inc. Investor Call, August 29, 2019 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by VMWare, Inc. on August 30, 2019).

(a)(5)(Q)*	Joint Press Release issued by VMware, Inc. and Carbon Black, Inc., dated September 10, 2019.

Exhibit No.	Description

(a)(5)(R)	Sanjay Poonen Interview on CNBC.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of August 22, 2019, by and among VMware, Inc., Calistoga Merger Corp. and Carbon Black, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by VMware, Inc. on August 22, 2019).

(d)(2)*	Confidentiality/Nondisclosure Agreement, dated July 23, 2019, by and between Carbon Black, Inc. and VMware, Inc.

(d)(3)	Form of Tender and Support Agreement, dated as of August 22, 2019, by and among VMware, Inc., Calistoga Merger Corp. and certain Carbon Black stockholders (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by VMware, Inc. on August 22, 2019).

(d)(4)*	Exclusivity Agreement, dated as of August 12, 2019, by and among VMware, Inc. and Carbon Black, Inc.

(d)(5)*	Thomas Hansen Offer Letter.

(d)(6)*	Patrick Morley Offer Letter.

(d)(7)*	Ryan Polk Offer Letter.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CALISTOGA MERGER CORP.

By:	/s/ Craig Norris
	Name:	Craig Norris
	Title:	President and Secretary

VMWARE, INC.

By:	/s/ Craig Norris
	Name:	Craig Norris
	Title:	Vice President, Deputy General Counsel and Assistant Secretary

Dated: September 11, 2019